

Mail Stop 3030

May 12, 2010

Via Facsimile and U.S. Mail

Mr. Daniel J. Starks
Chief Executive Officer
St. Jude Medical, Inc.
One St. Jude Medical Drive
St. Paul, MN   55117

> **Re:**   **St. Jude Medical, Inc.**
> **Form 10-K for fiscal year ended January 2, 2010**
> **Filed March 2, 2010**
> **File No. 1-12441**

Dear Mr. Starks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended January 2, 2010

Item 11. Executive Compensation, page 24

1.   We note the disclosure on page 18 of your proxy statement, which you incorporate by reference, regarding the fees paid to your compensation consultant for executive and director compensation consulting and other services. In future filings, please disclose whether the decision to engage the consultant for the other services was made or recommended by management and whether the committee or board approved the other services. Refer to Regulation S-K Item 402(e)(3)(iii)(A).

2.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Exhibit 13 – Portions of St. Jude Medical's 2009 Annual Report to Shareholders

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 1

3.   We note throughout your discussion of "segment performance" and "results of operations" that you refer to changes in volume and pricing in discussing your revenues. Please revise future filings to separately quantify the impact of volume and pricing on your results of operations. Refer to Item 303(A)(3)(iii) of Regulation S-K.

Note 5 – Commitments and Contingencies, page 36

4.   With respect to the Silzone litigation, we note here and on page 7 of your April 3, 2010 Form 10-Q that you have recorded an insurance receivable of $42,538 and $49,117 as of January 2, 2010 and April 3, 2010, respectively. We further note that the first $50.0 million layer of product liability insurance is covered by American Insurance Company (AIC). Finally, we note that AIC has filed a lawsuit seeking a court order declaring that it is not required to provide coverage for a portion of the Silzone claims. In light of the pending litigation by AIC, please explain to us why you concluded it was appropriate to record the insurance receivable in your financial statements at January 2, 2010 and April 3, 2010.

Note 14 – Segment and Geographic Information, page 50

5.   We note your disclosure that other than the United States, Europe, Japan and Asia Pacific, no one geographic market is greater than 5% of consolidated net sales. If revenues from external customers attributed to an individual foreign country within the

Europe or Asia Pacific geographic markets are material, please revise future filings to separately disclose those revenues. Refer to paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

6.   Further to the above, if assets in an individual foreign country in the Europe or Asia Pacific geographic markets are material, please revise future filings to separately disclose those assets. Refer to paragraph 280-10-50-41(b) of the FASB Accounting Standards Codification.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-

Mr. Daniel J. Starks
St. Jude Medical, Inc.
May 12, 2010
Page 4

3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Mary Beth Breslin, Legal Reviewer, at (202) 551-3625 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief